Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

South Jersey Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to be Paid	$4,910,165,748	(1)	.0000927	$455,172.36	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$4,910,165,748
Total Fees Due for Filing				$455,172.36
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$455,172.36

(1)
Aggregate number of securities to which transaction applies:

As of February 22, 2022, the maximum number of shares of common stock, par value $1.25, to which this transaction applies is estimated to be 123,069,203, which consists of (a) 117,379,409  shares of common stock entitled to receive the per share merger consideration of $36.00; (b) 280,509 shares of common stock underlying restricted stock units, which may be entitled to receive the per share merger consideration of $36.00; (c) 413,223 shares of common stock underlying outstanding performance stock units, assuming achievement of the applicable performance criteria at the target level and which may be entitled to receive the per share merger consideration of $36.00; (d) 4,996,062 shares of common stock reserved and available for issuance pursuant to that certain Forward Sale Agreement, dated March 17, 2021 (the “Forward Purchase Agreement”), between the Company and Bank of America, N.A., which may be entitled to receive the per share merger consideration of $36.00; and (e) 6,700,000 purchase contracts, each forming a component of an equity unit and obligating the Company to issue up to 2.2472 shares of common stock per equity unit (exclusive of make-whole shares), which may be entitled to receive $71.5932 as the settlement amount for each such purchase contract (assuming the per share merger consideration of $36.00, a closing date of December 31, 2022, a stock price of $25.00 per share immediately prior to quarterly dividends of $0.0075 in excess of the Reference Dividend (as defined in the Purchase Contract and Pledge Agreement, dated as of March 22, 2021 (the “Purchase Contract”), between the Company and U.S. Bank National Association) and the exercise of the early settlement right under the Purchase Contract).

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 117,379,409 shares of common stock and the per share merger consideration of $36.00; (b) the product of 280,509 shares of common stock underlying restricted stock units and the per share merger consideration of $36.00; (c) the product of 413,223 shares of common stock underlying outstanding performance stock units, assuming achievement of the applicable performance criteria at the target level, and the per share merger consideration of $36.00; (d) the product of 4,996,062 shares of common stock reserved and available for issuance pursuant to the Forward Purchase Agreement and the per share merger consideration of $36.00 and (e) the product of 6,700,000 purchase contracts and the assumed settlement amount of $71.5932 under the Purchase Contract. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .0000927.